                                                              NOVEMBER 27, 2013

                      METROPOLITAN LIFE INSURANCE COMPANY
                     METROPOLITAN LIFE SEPARATE ACCOUNT E
       PRE-EFFECTIVE AMENDMENT NO. 1 ON FORM N-4 REGISTRATION STATEMENT
                    SEC FILE NOS. 333-190296 AND 811-04001

            MEMORANDUM RESPONDING TO COMMISSION STAFF ORAL COMMENTS
                            DATED NOVEMBER 19, 2013
           PURSUANT TO COMMISSION RELEASE NO. 33-5231, MARCH 2, 1972

                               -----------------

Set out below are responses to oral comments received from Sonny Oh of the Securities and Exchange Commission ("Commission") staff on November 19, 2013 relating to Pre-Effective Amendment No. 1 (the "Amendment") under the Securities Act of 1933 ("Securities Act") and Amendment No. 200 under the Investment Company Act of 1940 for the registration statement on Form N-4 filed with the Commission by Metropolitan Life Insurance Company ("MetLife") and Metropolitan Life Separate Account E (the "Account") on November 1, 2013 and relating to the MetLife Gold Track Select ("GTS") flexible premium variable annuity contracts. The comment responses set forth below will be reflected in the initial Rule 497 filing for the Amendment.

1. STAFF COMMENT (FEE TABLES - PAGE 8):
   -----------------------------------

   PLEASE CONFORM THE PARENTHETICAL UNDER THE FUNDING OPTION ADMINISTRATIVE CHARGE IN THE FEE TABLE TO THE PARENTHETICAL UNDER THE MORTALITY & EXPENSE RISK CHARGE IN THE FEE TABLE.

   RESPONSE: Comment complied with. See page 8 of the prospectus.
   --------

2. STAFF COMMENT (VALUATION OF ASSETS - PAGE 14):
   ---------------------------------------------

   PLEASE REVISE THE DISCLOSURE TO INCLUDE THE FORMULA FOR THE NET INVESTMENT FACTOR.

   RESPONSE: Comment complied with. SEE page 14 of the prospectus
   --------

3. STAFF COMMENT (ANNUITY OPTIONS - PAGE 30):
   -----------------------------------------

   PLEASE DISCLOSE THE IMPACT THAT FREQUENCY OF PAYMENTS HAS ON THE AMOUNT OF THE ANNUITY PAYMENT. ITEM 8(C).

   RESPONSE: Comment complied with. SEE page 31 of the prospectus.
   --------

4. STAFF COMMENT (FEDERAL TAX CONSIDERATIONS - PAGE 35):
   ----------------------------------------------------

   PLEASE ADD DISCLOSURE REGARDING WHAT THE TERM "SPOUSE" MEANS BASED ON THE RECENT SUPREME COURT RULING REGARDING DOMA.

   RESPONSE: Comment complied with. SEE page 35 of the prospectus.
   --------

5. STAFF COMMENT (SAI):
   -------------------

   PLEASE ADD A SEPARATE HEADING TO THE INITIAL ANNUITY UNIT VALUE PARAGRAPH TO DISTINGUISH IT FROM THE DISTRIBUTION RELATED DISCLOSURE THAT PRECEDES IT IN THE SAI.

   RESPONSE: Comment complied with. SEE page 3 of the SAI.
   --------

6. STAFF COMMENT (SAI PAGE 2):
   --------------------------

   PLEASE ACKNOWLEDGE THAT GOING FORWARD METLIFE WILL PROVIDE THE FEE RELATED DISCLOSURE PURSUANT TO ITEM 18 OF FORM N-4.

   RESPONSE: MetLife acknowledges that it will update the Item 18 disclosure
   --------
   with respect to fees paid in any future post-effective amendments that MetLife files with respect to the Amendment.

                                 *  *  *  *  *

                                   FEE TABLE
--------------------------------------------------------------------------------

The following tables describe the fees and expenses that You will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that You will pay at the time that You buy the Contract, surrender the Contract or transfer Contract Value between Funding Options.

CONTRACT OWNER MAXIMUM TRANSACTION EXPENSES


              SURRENDER CHARGE:......................
                                                      5%/(1)/
              AS A PERCENTAGE OF AMOUNT SURRENDERED

              ACCOUNT REDUCTION LOAN INITIATION FEE..
                                                      $75.00/(2)/

              ACCOUNT REDUCTION LOAN MAINTENANCE FEE. $50.00

              TRANSFER CHARGE........................ $10.00/(3)/

              VARIABLE LIQUIDITY BENEFIT CHARGE:..... 5%/(4)/

AS A PERCENTAGE OF THE PRESENT VALUE OF THE REMAINING ANNUITY PAYMENTS THAT ARE SURRENDERED. THE INTEREST RATE USED TO CALCULATE THIS PRESENT VALUE IS 1% HIGHER THAN THE ASSUMED (DAILY) NET INVESTMENT FACTOR USED TO CALCULATE THE ANNUITY PAYMENTS.

The next table describes the fees and expenses that You will pay periodically during the time that You own the Contract, not including Underlying Fund fees and expenses.

MAXIMUM ANNUAL SEPARATE ACCOUNT CHARGES

ADMINISTRATIVE CHARGES
FUNDING OPTION ADMINISTRATIVE CHARGE

(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS OF THE SEPARATE ACCOUNT FOR ALLOCATED
  CONTRACTS)                                                                        0.10%

MORTALITY & EXPENSE RISK CHARGE
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS OF THE SEPARATE ACCOUNT)               1.20%

TOTAL MAXIMUM ANNUAL SEPARATE ACCOUNT CHARGES                                       1.30%


--------------
(1)The surrender charge declines to zero after end of the 8th Contract Year. The charge is as follows:

                        CONTRACT YEAR  SURRENDER CHARGE
                        -------------  ----------------
                            0-2               5%
                            3-4               4%
                            5-6               3%
                            7-8               2%
                            9+                0%

(2) Loans will be charged an initial set-up fee of $75.00.
(3) We do not currently assess the transfer charge.
(4) The withdrawal charge only applies when You make a surrender after beginning to receive Annuity payouts. The charge is as follows.

                        CONTRACT YEAR  WITHDRAWAL CHARGE
                        -------------  -----------------
                            0-2                5%
                            3-4                4%
                            5-6                3%
                            7-8                2%
                            9+                 0%

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the Accumulation Period. During the Accumulation Period, an Accumulation Unit is used to calculate the value of a Contract. Each Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of Separate Account charges shown in the Fee Table in this prospectus. The number of Accumulation Units We will credit to Your Contract once We receive a Purchase Payment or transfer request (or liquidate for a withdrawal request) is determined by dividing the amount directed to each Funding Option (or taken from each Funding Option) by the value of its Accumulation Unit next determined after receipt of a Purchase Payment or transfer request (or withdrawal request). Normally We calculate the value of an Accumulation Unit for each Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the NYSE is open. After the value is calculated, We credit Your Contract. During the Annuity Period (i.e., after the Maturity Date), You are credited with Annuity Units.

VALUATION OF ASSETS

FUNDING OPTIONS. The value of the assets of each Funding Option is determined as of 4:00 p.m. Eastern time on each business day. A business day is any day the New York Stock Exchange is open. It is expected that the New York Stock Exchange will be closed on Saturdays and Sundays and on the observed holidays of New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.


ACCUMULATION UNIT VALUE. The value of the Accumulation Unit for each Funding Option was initially established at $1.00. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by 1.000 plus the net investment factor for the Valuation Period just ended. The net investment factor is used to measure the investment performance of a Funding Option from one Valuation Period to the next. The net investment factor for a Funding Option for any Valuation Period is equal to (a) minus (b), divided by (c) where:

      (a) = investment income plus capital gains and losses (whether realized or unrealized);

      (b) = any deduction for applicable taxes (presently zero); and

      (c) = the value of the assets of the Funding Option at the beginning of the Valuation Period.

The net investment factor may be either positive or negative. A Funding Option's investment income includes any distribution whose ex-dividend date occurs during the Valuation Period. The net investment factor is then reduced by a maximum charge of 0.000035616 for each day in the Valuation Period which is the daily equivalent of the maximum annual Separate Account Charge.


THE FUNDING OPTIONS

You choose the Funding Options to which You allocate Your Purchase Payments. From time to time We may make new Funding Options available. These Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940, as amended (the "1940 Act"). These Underlying Funds are not publicly traded and are only offered through Variable Annuity Contracts, variable life insurance products, and maybe in some instances, certain retirement Plans. They are not the same retail mutual funds as those offered outside of a Variable Annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor We consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of Our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to Us or Our affiliates. In this regard, the profit distributions We receive from Our affiliated investment advisers are a component of the total revenue that We consider in configuring the features and investment choices available in the variable insurance products that We and Our affiliated insurance companies issue. Since We and Our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by Our affiliates than those that are not, We may be more inclined to offer portfolios advised by Our affiliates in

Your income payment amount will depend upon Your choices. For lifetime options, the age of the Annuitant will also be considered. For example, Annuity options that guarantee payments for two lifetimes (joint and last survivor) will result in smaller payments than Annuity options with payments for only one lifetime. Annuity options that guarantee that payments will be made for a certain number of years regardless of whether the Annuitant or joint Annuitant is alive (such as Option 2, as defined below) result in payments that are smaller than with Annuity options without such a guarantee (such as Option 1, Option 4 or Option 5, as defined below). In addition, to the extent the Annuity option has a guarantee period, choosing a shorter guarantee period will result in each payment being larger. Generally, if more than one frequency is permitted under Your Contract, choosing less frequent payments will result in each Annuity payment being larger.


Option 1 -- Life Annuity/No Refund. A life Annuity is an Annuity payable during the lifetime of the Annuitant and terminating with the last monthly payment preceding the death of the Annuitant.

Option 2 -- Life Annuity With 120, 180 or 240 Monthly Payments Assured. An Annuity payable monthly during the lifetime of an Annuitant with the provision that if, at the death of the Annuitant, payments have been made for less than 120,180 or 240 months, as elected, then We will continue to make payments to the designated Beneficiary during the remainder of the period.

Option 3 -- Life Annuity -- Cash Refund. We will make monthly Annuity Payments during the lifetime of the Annuitant, ceasing with the last payment due prior to the death of the Annuitant, provided that, at the death of the Annuitant, the Beneficiary will receive an additional payment equal to the dollar value, if any, of (a) minus (b) where, for a Variable Annuity:

    (a)is the total amount applied under the option divided by the Annuity Unit value on the due date of the first Annuity Payment; and

    (b)is

    (1)the number of Annuity Units represented by each payment; times

    (2)the number of payments made;

and for a Fixed Annuity:

    (a)is the Contract Value applied on the Maturity Date under this option and

    (b)is the dollar amount of Annuity Payments already paid.

Option 4 -- Joint and Last Survivor Life Annuity. Monthly Annuity Payments based upon the joint lifetime of two persons selected: payments made first to the Annuitant, and upon his/her death, paid to the survivor. No more payments will be made after the death of the survivor.

Option 5 -- Joint and Last Survivor Annuity -- Annuity Reduced on Death of Primary Payee. Monthly Annuity Payments to the Annuitant during the joint lifetime of the two persons selected. One of the two persons will be designated as the primary payee. The other will be designated as the secondary payee. On the death of the secondary payee, if survived by the primary payee, We will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons.

On the death of the primary payee, if survived by the secondary payee, We will continue to make monthly Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made following the death of the survivor.

Option 6 -- Payments for a Fixed Period of 120, 180, or 240 Months without Life Contingency. We will make monthly payments for the period selected. If at the death of the Annuitant, payments have been made for less than 120, 180, or 240 months, as elected, We will continue to make payments to the designated Beneficiary during the remainder of the period. Please note that Option 6 may not satisfy the minimum required distribution rules for Qualified Contracts. Consult a tax adviser before electing this option.

Option 7 -- Other Annuity Options. We will make other arrangements for Annuity Payments as may be mutually agreed upon by You and Us.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the Variable Annuity option "Payments for a Fixed Period of 120, 180 or 240 Months without Life Contingency".

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not

Where otherwise permitted under the Contract, the transfer of ownership of a Contract, the designation or change in designation of an Annuitant, payee or other Beneficiary who is not also a Contract Owner, the selection of certain Maturity Dates, the exchange of a Contract, or the receipt of a Contract in an exchange, may result in income tax and other tax consequences, including additional withholding, estate tax, gift tax and generation skipping transfer tax, that are not discussed in this prospectus. Please consult Your tax adviser.


Any Code references to "spouse" includes those persons who are married spouses under state law, regardless of sex.


PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 2011 (the "2011 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 2011 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 2011 Code. Since the U.S. source income generated by a Puerto Rico bona fide resident is subject to U.S. income tax and the Internal Revenue Service ("IRS") issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 2011 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity Contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from Annuity Contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state and foreign taxation with respect to purchasing an Annuity Contract.

We do not expect to incur federal, state or local income taxes on the earnings or realized capital gains attributable to the Separate Account. However, if We do incur such taxes in the future, We reserve the right to charge amounts allocated to the Separate Account for these taxes.

To the extent permitted under federal tax law, We may claim the benefit of the corporate dividends received deduction and of certain foreign tax credits attributable to taxes paid by certain of the Underlying Funds to foreign jurisdictions.

GENERAL

Contracts are a means of setting aside money for future needs-usually retirement. Congress recognizes how important saving for retirement is and has provided special rules in the Code.

All tax-sheltered annuities ("TSAs"), 403(a), 457(b), Keoghs, 401(a) and 401(k) Plans receive tax deferral under the Code. Although there are no additional tax benefits by funding such retirement arrangements with an Annuity, doing so offers You additional insurance benefits such as the availability of a guaranteed income for life.

Under current federal income tax law, the taxable portion of distributions and withdrawals from Variable Annuity Contracts (including TSAs, 403(a), 401(a) and 401(k)s) are subject to ordinary income tax and are not eligible for the lower tax rates that apply to long term capital gains and qualifying dividends.

WITHDRAWALS

When money is withdrawn from Your Contract (whether by You or Your Beneficiary), the amount treated as taxable income and taxed as ordinary income differs depending on the type of Annuity You purchase (e.g., TSA); and payment method or Annuity Payment type You elect. If You meet certain requirements Your designated Roth earnings are free from federal income taxes.

We will withhold a portion of the amount of Your withdrawal for income taxes, unless You are eligible to and elect otherwise. The amount We withhold is determined by the Code.

                                  APPENDIX C
--------------------------------------------------------------------------------

              CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and the Company. A list of the contents of the Statement of Additional Information is set forth below:

          The Insurance Company

          Services

          Principal Underwriter

          Distribution and Principal Underwriting Agreement


          Calculation of Annuity Unit Value


          Calculation of Money Market Yield

          ERISA

          Taxes

          Independent Registered Public Accounting Firm

          Financial Statements

COPIES OF THE STATEMENT OF ADDITIONAL INFORMATION ARE AVAILABLE WITHOUT CHARGE. TO REQUEST A COPY, PLEASE COMPLETE THE COUPON FOUND BELOW AND MAIL IT TO:
METROPOLITAN LIFE INSURANCE COMPANY, 4700 WESTOWN PARKWAY, STE. 200, WEST DES MOINES, IA 50266.

Name:__________________________________________

Address:________________________________________

                               TABLE OF CONTENTS


                                                               PAGE
                                                               ----
            THE INSURANCE COMPANY.............................    2
            SERVICES..........................................    2
            PRINCIPAL UNDERWRITER.............................    2
            DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT.    2
            CALCULATION OF ANNUITY UNIT VALUE.................    3
            CALCULATION OF MONEY MARKET YIELD.................    3
            ERISA.............................................    4
            TAXES.............................................    4
            INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.....    5
            FINANCIAL STATEMENTS..............................    1

The following table shows the amount of commissions paid to and the amount of commissions retained by the Distributor and Principal Underwriter over the past three years.

                           UNDERWRITING COMMISSIONS
                           ------------------------

                UNDERWRITING COMMISSIONS PAID   AMOUNT OF UNDERWRITING
                  TO THE DISTRIBUTOR BY THE   COMMISSIONS RETAINED BY THE
        YEAR               COMPANY                    DISTRIBUTOR
       -------  ----------------------------- ---------------------------
       2012....         $201,775,422                      $0
       2011....         $222,177,300                      $0
       2010....         $173,815,499                      $0

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE. We may reduce or eliminate the withdrawal charge under the Contract when certain sales or administration of the Contract result in savings or reduced expenses and/or risks. We will not reduce or eliminate the withdrawal charge where such reduction or elimination would be unfairly discriminatory to any person.


                       CALCULATION OF ANNUITY UNIT VALUE


The initial Annuity Unit value applicable to each Funding Option was established at $1.00. An Annuity Unit value as of any business day is equal to
(a) the value of the Annuity Unit on the preceding business day, multiplied by
(b) the corresponding net investment factor for the business day just ended, divided by (c) the assumed net investment factor for the Valuation Period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a Valuation Period of one day is 1.000081 and, for a period of two days, is 1.000162.)

                       CALCULATION OF MONEY MARKET YIELD

From time to time, We may quote in advertisements and sales literature the current yield for a money market Subaccount for a 7-day period in a manner that does not take into consideration any realized or unrealized gains or losses on shares of the Underlying Fund or on its respective portfolio securities. On a Contract-specific basis, the current yield is computed by: (a) determining the net change (exclusive of realized gains and losses on the sales of securities and unrealized appreciation and depreciation) at the end of the 7-day period in the value of a hypothetical account under a Contract having a balance of one Accumulation Unit at the beginning of the period, (b) dividing such net change in Subaccount value by the Subaccount value at the beginning of the period to determine the base period return; and (c) annualizing this quotient on a 365-day basis. The net change in Subaccount value reflects net income from the Underlying 365-day basis. The net change in Subaccount value reflects: (1) net income from the Underlying Fund attributable to the hypothetical account; and
(2) Contract-level charges and deductions imposed under the Contract which are attributable to the hypothetical account.

On a Contract-specific basis, current yield will be calculated according to the following formula:

                Current Yield = ((NCF -- ES) / UV) - (365 / 7)

Where:

NCF = the net change in the value of the Underlying Fund (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) for the 7-day period attributable to a hypothetical account having a balance of one Accumulation Unit.

ES = per unit expenses for the hypothetical account for the 7-day period.

UV = the unit value on the first day of the 7-day period.

We may also quote the effective yield of a money market Subaccount for the same 7-day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return according to the following formula:

            Effective Yield = (1 + ((NCF -- ES) / UV)) 365 / 7 -- 1

                                       3